SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for April 28, 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Sens announcements : Directors' dealings by directors of a major subsidiary of Sasol Limited during
March 2006

1. 16 March 2006
2. 30 March 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transaction in securities of Sasol ("the Company")by directors of a major subsidiary of the Company:

Name	M V Sisulu
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	15 March 2006
Option offer date	3 May 2004
Option offer price	R104,40
Exercise date	21 May 2004
Exercise price	R95,00
Number of shares	6 800
Total value	R709 920
Vesting periods	Share options vested on 1 September 2005 upon retirement at the age of 60
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	P B de Wet
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	16 March 2006
Option offer date	29 October 1999
Option offer price	R42,30
Exercise date	24 February 2000
Exercise price	R42,50
Number of shares	1 700
Total value	R71 910
Vesting periods	2 years – one third 4 years – second third 6 years – final third
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

16 March 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transaction in securities of Sasol ("the Company")by directors of a major subsidiary of the Company:

Name	C F Rademan
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	30 March 2006
Option offer date	29 October 1999
Option offer price	R42,30
Exercise date	12 November 1999
Exercise price	R41,90
Selling price per share	R235,99
Number of shares	1 900
Total value	R448 381
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

30 March 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

By: /s/   N L Joubert
         Name: Nereus Louis Joubert
         Title: Company Secretary